UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


Firearms Training Systems, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

318120102
(CUSIP Number)

Bank of America Corporation
100 North Tryon Street
Charlotte , NC	 28255
704.386.2330 - Reinhard Freimuth
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No.  318120102				13D		Page 2 of 15 Pages


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bank of America Corporation - 560906609


2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x


3. SEC Use Only


4. Source of Funds (See Instructions). Subject shares have been acquired in partial satisfaction of restructured loans.


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e).      N/A


6. Citizenship or Place of Organization.     Delaware


Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power.	 0


8. Shared Voting Power.        12,757,426


9. Sole Dispositive Power.  0


10. Shared Dispositive Power. 12,757,426


11. Aggregate Amount Beneficially Owned by Each Reporting Person.  12,757,426


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions).       N/A


13. Percent of Class Represented by Amount in Row (11).   	18.56%


14. Type of Reporting Person (See Instructions).       HC






CUSIP No.  318120102				13D		Page 3 of 15 Pages


2. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NB Holdings Corporation - 56-1857749.


2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x


3. SEC Use Only


4. Source of Funds (See Instructions). Subject shares have been acquired in partial satisfaction of restructured loans.


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e).      N/A


6. Citizenship or Place of Organization. Delaware


Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power.	 0


8. Shared Voting Power. 12,757,426


9. Sole Dispositive Power. 0


10. Shared Dispositive Power.   12,757,426


11. Aggregate Amount Beneficially Owned by Each Reporting Person.  12,757,426


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions).       N/A


13. Percent of Class Represented by Amount in Row (11).   	18.56%


14. Type of Reporting Person (See Instructions).       HC






CUSIP No.  318120102				13D		Page 4 of 15 Pages


3. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only). Bank of America, N.A.	- 94-1687665


2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x


3. SEC Use Only


4. Source of Funds (See Instructions). Subject shares have been acquired in partial satisfaction of restructured loans.


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e).      N/A


6. Citizenship or Place of Organization.     US National Bank


Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power.	 12,757,426


8. Shared Voting Power.        0


9. Sole Dispositive Power.     12,757,426


10. Shared Dispositive Power.  0


11. Aggregate Amount Beneficially Owned by Each Reporting Person.  12,757,426


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions).       N/A


13. Percent of Class Represented by Amount in Row (11).   	18.56%


14. Type of Reporting Person (See Instructions).       BK






Page 5 of 15 Pages





Item 1.
Security and Issuer
Class A Common Stock. Firearms Training Systems, Inc., 7340 McGinnis Ferry Road, Suwanee, Georgia 30174

Item 2.
Identity and Background
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).



Item 3.
Source and Amount of Funds or Other Consideration
The subject shares have been acquired in partial satisfaction of restructured loans made by the person filing this statement.

Item 4.
Purpose of Transaction
The purpose of the acquisition of securities of the issuer is described in Item 3 above.

Restructure Transaction

	On August 25, 2000, Firearms Training Systems, Inc. (FATS), its lenders and a substantial shareholder completed a restructuring transaction with retroactive effect to April 1, 2000 which significantly reduced FATS' outstanding indebtedness. The lenders have been issued Preferred Stock and Class A Common Stock in partial satisfaction of existing revolving loans, and accrued interest under those revolving loans, as of March 31, 2000 and in partial satisfaction of certain term loans and accrued interest under those loans of March 31, 2000, made to FATS.

	In connection with the restructuring, FATS and holders of its outstanding debt and preferred stock exchanged all such debt and preferred stock, aggregating approximately $82 million, for the following:

A new senior secured revolving credit line in the amount of approximately $881,000 to support existing letters of credit and future working capital requirements.

$12 million of senior secured debt with cash interest payable at prime plus 1% and no principal payments due until maturity in 2003, with a one year extension at FATS' option.

Page 6 of 15 Pages

$23 million of junior secured debt with 10% interest payable in additional notes or cash, depending on FATS' profitability, and no principal payments until maturity in 2003, with a one year extension at FATS' option.

Approximately $21 million of new preferred stock with a 10% cumulative dividend rate payable in additional shares of preferred stock. No dividends or other distributions junior ranking to this preferred stock shall be paid, declared or set apart until all accrued dividends of this preferred stock has been declared and paid. This new preferred stock must be redeemed by FATS when junior secured debt is repaid.

Approximately 49 million additional shares of Class A Voting Common Stock (the "Class A Common Stock"). Valued at $0.50 per share based upon the twenty trading days ending April 27, 2000. As a result of this share issuance, FATS' senior lenders have the power to vote a majority of FATS' voting common stock.

Warrants to purchase 2,000,000 shares of Class A Common Stock with an exercise price of $0.25 issued to a substantial shareholder.

Amended warrants already held by a substantial shareholder to purchase 3,246,164 shares of Class A Common Stock at $1.00 per share by providing for payment of the exercise price in cash rather than the Series A Preferred Stock and making a slight adjustment in the original exercise price of $1.03 per share.

	Certain of the securities described above were issued to a substantial shareholder.


Change of Control

	In connection with the restructure, 40,235,548 shares of Class A Common Stock constituting 58.53% of the Class A Common Stock were issued to the lenders under FATS' senior credit agreement as partial consideration of the exchange by the lenders of FATS' senior indebtedness at March 31,2000 as follows:


(1) Class A Voting	(2) Name of Beneficial	(3) Number of Shares	(4)
Percent
Common Stock	Owner	Beneficially Owned	of Class

Class A Voting	Bank of America	12,307,203 shares	17.90%
Common Stock

Class A Voting	BHF Capital Corp.	7,100,391 shares	10.33%
Common Stock

Class A Voting	U.S. Bank National	4,260,375 shares	6.20%
Common Stock	Association

Class A Voting	First Source Financial	9,467,188 shares	13.77%
Common Stock	LLP


Page 7 of 15 Pages

	All of the foregoing shares are held pursuant to a Voting and Stock Restriction Agreement dated as of April 1, 2000 and entered into on August 25, 2000 whereby the lenders agreed to vote such shares as determined by lenders holding a majority of the commitments to provide revolving credit advances (the "Required Lenders") and granted an irrevocable proxy to Bank of America, N.A., to vote as so directed. In addition, a substantial shareholder agreed that on or before September 30, 2000, three of the four directors of FATS who are affiliated with the substantial shareholder would resign unless the Required Lenders asked them not to resign. The Required Lenders agreed for so long as the Voting and Stock Restriction Agreement was in effect to vote their shares of one qualified person affiliated with the substantial shareholder nominated by the substantial shareholder to the Board of Directors such that one such person was serving on the Board at all times. Pursuant to a letter agreement, the substantial shareholder also agreed to cooperate in appointing candidates proposed by the lenders to the Board of Directors, who will collectively constitute a majority of the Board of Directors to serve until the next election of directors.
In addition, all parties agreed to cooperate to identify and urge the selection of a mutually acceptable, qualified candidate to serve as an active Chairman of the Board of Directors and to give due consideration in that regard to selection of a representative of the management consultant required to be retained by FATS pursuant to FATS' senior credit agreement.

Item 5.
Interest in Securities of the Issuer

(a)
See Items 11 and 13 of the cover page.

(b)
See Items 7 through 10 of the cover page.

(c)
N/A

(d)
See Item 4, "Change of Control."

(e)
N/A

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4, "Change of Control."

Item 7.
Material to Be Filed as Exhibits
Exhibit 7(1).  August 25, 2000 Letter Agreement.
Exhibit 7(2).  Voting and Stock Restriction Agreement.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Page 8 of 15 Pages

September 5, 2000

Date

/s/ Reinhard Freimuth

Signature
Reinhard Freimuth
Vice-President

Name/Title

Exhibit 7(1)

[Bank of America (r) Logo]
				Bank of America
				NC-002-31-31
				101 South Tryon Street
				Charlotte, NC 28255
August 25, 2000


Centre Capital Investors II, L.P.
Centre Partners Coinvestment, L.P.
Centre Capital Offshore Investors II, L.P.
Centre Capital Tax-exempt Investors II, L.P.
c/o Mr. Scott Perekslis
Centre Partners Management, LLC
30 Rockefeller Plaza, 50th Floor
New York, NY  10020

	Re:	Firearms Training Systems, Inc.

Dear Scott:

	The purpose of this letter is to confirm our understanding regarding the make up of the Board of Directors of Firearms Training Systems, Inc. (the "Company"). As you know, the lenders (the "Lenders") under the Second Amended and Restated Credit Agreement and Partial Exchange Agreement dated as of April 1, 2000 (the "Amended Agreement") closed today on a restructuring of the Company and, as a result, have been issued Class A common stock of the Company constituting a majority of the Class A common stock.
Each of the addressees (the "Centre Entities") also consummated exchange transactions with the Company
and accepted notes for certain indebtedness of the Company and its subsidiaries owed to them, all as a part of the restructuring.
As a result, the Centre Entities, which were the owners of approximately 49% of the issued and outstanding Class A common stock of the Company prior to the restructuring, remain significant common shareholders of the Company. Furthermore, immediately prior to the restructuring, the Centre Entities were assigned certain interests under the predecessor of the Amended
Agreement and are now Lenders under the Amended Agreement.


Page 9 of 15 Pages

The Lenders have also entered into a Voting Agreement which, among other things, requires the Lenders to vote their common shares together upon the request of the Required Lenders (as defined in the Amended Agreement).

	In connection with the restructuring of the Company, we have agreed to the following with respect to the Board of Directors of the Company:

1. At the request of Required Lenders before September 30, 2000, three of the four directors of the Company affiliated with Centre will resign on September 30, 2000.


2. As long as the Voting Agreement or any successor agreement is in effect, the Required Lenders will cause the Lenders to vote their shares subject to the Voting Agreement or its successor for the election of a qualified person affiliated with the Centre Entities (any existing or former members of the Board affiliated with Centre being deemed qualified) nominated by the Centre Entities such that one such person is serving on the Board during such time.

3. The Lenders and the Centre Entities will cooperate in good faith to identify and urge the selection of mutually acceptable, qualified candidates to constitute a majority of the Board of Directors of the Company during the interim before the next election of directors.

4. The Lenders and the Centre Entities will cooperate in good faith to identify and urge the selection of a mutually acceptable, qualified candidate to serve as an active Chairman of the Board of Directors of the Company. A representative of the management consultant to be retained by the Company pursuant to the Amended Agreement shall be given due consideration by the Lenders and the Centre Entities as a candidate to serve as the Chairman of the Board of Directors of the Company.

	To evidence this understanding, we ask each of the Lenders and each of the Centre Entities to execute this letter agreement acknowledging your agreement to the foregoing and return it to the undersigned.


						Sincerely,

						/s/ Reinhard Freimuth

						Reinhard Freimuth
						Vice President












Page 10 of 15 Pages




Agreed to:
NON_CENTRE LENDERS:

					BANK OF AMERICA, N.A., as Agent, and individually
as 						a Lender


					By:   /s/ Reinhard Freimuth_____________
					    Name:  Reinhard Freimuth
					    Title:  Vice President


					U.S. BANK NATIONAL ASSOCIATION


					By:   /s/ Michael J. Porcello_____________
					     Name:  Michael J. Porcello
					     Title:  Assistant Vice President


					FIRST SOURCE FINANCIAL LLP, by First
						Source	Financial, Inc., as
Agent/Manager


					By:__/s/ Jeffrey A. Cerny_____________
					    Name:  Jeffrey A. Cerny
					    Title:  Senior Vice President


					BHF (USA) CAPITAL CORPORATION


					By:__/s/ Evon Contos  and  /s/ Nina Zhou
					    Name:  Evon Contos and Nina Zhou
					    Title:  Managing Director and Associate




					CENTRE ENTITIES,individually and as Lenders:

					CENTRE CAPITAL INVESTORS II, L.P. CENTRE
				CAPITAL TAX-EXEMPT INVESTORS II, L.P.
					CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

					By:	Centre Partners II, L.P., as General Partner

					By:	Centre Partners Management LLC, as
						Attorney-in-Fact

					By: __/s/ Jonathan H. Kagan______________________
Page 11 of 15 Pages

					Managing Director


					CENTRE PARTNERS COINVESTMENT, L.P.

					By:	Centre Partners II LLC, as General Partner

					By: ___/s/ Jonathan H. Kagan_____________________
						Managing Director






Exhibit 7(2)


VOTING AND STOCK RESTRICTION AGREEMENT


	This Voting and Stock Restriction Agreement dated as of April 1, 2000 is made by and among the financial institutions listed on the signature pages hereof and BANK OF AMERICA, N.A., successor in interest to NationsBank, N.A., as Agent.

RECITALS

	This Voting and Stock Restriction Agreement (this "Voting Agreement") is entered into pursuant to the terms of the Second Amended and Restated Credit Agreement and Partial Exchange Agreement (the "Amended Agreement") dated as of April 1, 2000 among Firearms Training Systems, Inc. (the "Parent"), FATS, Inc., the financial institutions listed on the signature pages thereof and the Agent. Capitalized terms used in this Voting Agreement and not defined herein shall have the same meanings as in the Amended Agreement.

	Pursuant to the Amended Agreement the Lenders agreed to accept the Lender Preferred Stock and the Lender Common Stock in partial satisfaction of the Existing Loans. The Lenders and the Agent wish to set forth certain agreements with respect to voting of the Lender Common Stock and the sale or other transfer of the Lender Common Stock and the Lender Preferred Stock.

AGREEMENT

1.	VOTING

(a) 	The Lenders agree that the Required Lenders may direct that all of the Lender Common Stock be voted on any matter put to a vote of the holders of the Class A Common Stock of the Parent (the "Shareholders") as the Required Lenders direct, and each of the Lenders will vote its shares of Lender Common Stock individually as directed by the Required Lenders. If no such direction is given, each Lender may vote its shares as it may determine.

(b) Whenever any matter is to be put to a vote of the Shareholders, in connection with any annual or special meeting of the Shareholders, the Agent Page 12 of 15 Pages will, no later than 30 Business Days before the date of such vote, request that each Lender advise the Agent how it wishes the Lender Common Stock to be voted. Each Lender will advise the Agent how it wishes the Lender Common Stock to be voted, in writing, no later than 21 Business Days before the date of the vote. If the Agent receives direction from Lenders constituting the Required Lenders, the Agent shall notify each of the Lenders of such direction within 7 Business Days of such vote and the Lenders agree to timely vote the Lender Common Stock as so directed. No Lender shall vote its Lender Common Stock prior to 7 Business Days before such vote.

(c) In order to insure that voting of the Lender Common Stock is carried out in accordance with the terms of this Voting Agreement, each of the Lenders may execute and deliver an irrevocable proxy in the form of Exhibit A attached hereto granting to the Agent the right to vote the Lender Common Stock, either by voting at a meeting of Shareholders or by executing and delivering shareholder written consents.

(d) The Lenders will retain individually all other rights of a shareholder under the General Corporation Law of Delaware, including the right to receive dividends directly.

2.	RESTRICTIONS ON SALE OF STOCK

(a) No Lender will sell, assign, pledge or otherwise transfer any shares of its Lender Common Stock or Lender Preferred Stock except in accordance with the terms of this Voting Agreement.

(b) A Lender may sell or transfer all or a portion of its Lender Common
Stock or Lender Preferred Stock at any time to an Affiliate of such Lender, another Lender or an Affiliate of another Lender subject to the terms of this Voting Agreement provided that the Agent is notified of such sale or transfer 10 Business Day before such transfer is consummated..

(c) A Lender (or its tranferee subject to the foregoing subsection (b)) that otherwise desires to sell (a "Selling Lender") any shares of its Lender Common Stock or Lender Preferred Stock (the "Offered Shares") shall deliver notice (the "Seller's Notice") to the Agent at least 60 Business Days before the date of such proposed sale (the "Sale"), specifying the proposed purchaser and the terms of the Sale, including price, and whether such Sale is subject to the terms of this Voting Agreement.
The Selling Lender will provide the Agent with such additional information concerning the Sale as the Agent may reasonably request. The Agent will deliver notice (the "Agent's Notice") of the Sale to the other Lenders, specifying the terms of the Sale, within 5 Business Days after receipt of the Seller's Notice. Within 30 Business
Days after receipt of the Agent's Notice, each other Lender will advise the Agent whether it approves the Sale, provided that each Lender may condition its approval of the Sale upon such Lender's selling in the Sale a percentage of the Offered Shares equal to its Applicable Percentage. If Lenders which hold a majority of the Lender Common Stock and the Lender Preferred Stock, after subtracting the Selling Lender's Lender Common Stock and Lender Preferred Stock, approve the Sale, the Selling Lender may sell the Offered Shares, subject to the rights of any other Lender to sell a pro rata share of the Offered Shares as described above.

Page 13 of 15 Pages

(d) The certificates representing the Lender Common Stock and the Lender Preferred Stock will bear the following legend:

	THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AND STOCK RESTRICTION AGREEMENT DATED AS OF APRIL 1, 2000, AMONG BANK OF AMERICA, N.A.,
AS AGENT, AND THE FINANCIAL INSTITUTIONS PARTY TO THE SECOND AMENDED AND
RESTATED CREDIT AGREEMENT DATED AS OF APRIL 1, 2000 AMONG FIREARMS
TRAINING SYSTEMS, INC., FATS, INC., THE AGENT AND SUCH FINANCIAL
 INSTITUTIONS. BY ACCEPTING ANY INTEREST IN THE SHARES REPRESENTED
BY THIS CERTIFICATE, THE PERSON ACCEPTING SUCH INTEREST SHALL BE
DEEMED TO AGREE TO AND SHALL BECOME BOUND BY THE PROVISIONS OF
SUCH VOTING AND STOCK RESTRICTION AGREEMENT.

(e) After the first anniversary of the date of execution of this Voting Agreement, the restrictions contained in this Section 2 may be modified by the affirmative vote of the Required Lenders.

(f) No Restriction With Respect To Other Stock.  Nothing in this
Agreement or any other Loan Document shall affect or redirect the rights which any Lender may have as the holder of any shares of any class of capital stock (or in respect of any interests therein) of the Parent which is not Lender Common Stock or Lender Preferred Stock ("Other Stock"). No Lender shall be required by this Agreement or the other Loan Documents to take any action, or refrain from taking any action in respect of any Other Stock owned by it or in which it has an interest.


3.	MISCELLANEOUS

(a) This Voting Agreement shall be binding upon and inure to the benefit of permitted successors and assigns. This Voting Agreement constitutes the final and entire agreement among the parties with respect to the subject matter hereof, and may not be amended except in a writing signed by the parties (except as provided in Section 2(e) above. If any provision of this Voting Agreement is held to be unenforceable, the enforceability of the remaining provisions shall not be affected. This Agreement may be executed in counterparts, all of which taken together constitute this Voting Agreement.
 Any notices delivered pursuant to this Voting Agreement shall be delivered in accordance with the terms of the Amended Agreement.

(b) This Voting Agreement shall be construed in accordance with and
(c) governed by the laws of the State of Delaware.

	(c)	This Voting Agreement shall terminate on April 1, 2004.

	IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

						NON CENTRE ENTITIES

						BANK OF AMERICA, N.A., as Agent, and
							individually as a Lender


Page 14 of 15 Pages

					By:  /s/ Reinhard Freimuth
						    Name:  Reinhard Freimuth
						    Title:     Vice-President


						U.S. BANK NATIONAL ASSOCIATION

						By:  /s/ Michael J. Porcello
						     Name:  Michael J. Porcello
						     Title:  Assistant Vice-President


						FIRST SOURCE FINANCIAL LLP, by First Source
						Financial, Inc., as Agent/Manager

						By:  /s/ Jeffrey A. Cerny

						    Name:  Jeffrey A. Cerny
						    Title:  Senior Vice-President


						BHF (USA) CAPITAL CORPORATION


						By:  /s/ Evon Contos
						     Name:  Evon Contos
						     Title:  Managing Director


						By:  /s/ Nina Zhau

						     Name:  Nina Zhau
						     Title:  Associate

					CENTRE ENTITIES, individually and as Lenders

					CENTRE CAPITAL INVESTORS II, L.P. CENTRE
				CAPITAL TAX-EXEMPT INVESTORS II, L.P.
					CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

					By:	Centre Partners II, L.P., as General Partner

					By:	Centre Partners Management LLC, as
						Attorney-in-Fact

					By:  	/s/ Jonathan H. Kagan
						Managing Director


					CENTRE PARTNERS COINVESTMENT, L.P.

					By:	Centre Partners II LLC, as General Partner

					By: 	/s/ Jonathan H. Kagan
						Managing Director


Page 15 of 15 Pages





EXHIBIT A

FIREARMS TRAINING SYSTEMS, INC. IRREVOCABLE PROXY

	The undersigned agrees to, and hereby grants to Bank of America, N.A., as Agent, an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise to act with respect to, all shares of Class A Common
Stock
of Firearms Training Systems, Inc. (the "Parent") now owned or hereafter acquired by the undersigned as fully, to the same extent and with the same effect as the undersigned could do under any applicable law or regulations governing the rights and powers of shareholders of a Delaware corporation, as provided in a Voting and Stock Restriction Agreement dated as of April 1, 2000 among the undersigned, the Agent and certain other shareholders of the Parent (the "Voting Agreement"). The undersigned hereby affirms that this proxy is given as a condition of the Voting Agreement and as such is coupled with an interest and irrevocable.

	THIS PROXY SHALL REMAIN IN EFFECT AND BE ENFORCEABLE AGAINST ANY TRANSFEREE OF THE STOCK OF THE UNDERSIGNED.

Date:_____________________			_________________________________
							Shareholder